Exhibit 1.1

September 15, 2006

Mr. Philip R. Sherringham

Executive Vice President & Chief Financial Officer

People’s Bank

People’s Mutual Holdings

Bridgeport Center

850 Main Street

Bridgeport, CT 06604-4913

CONFIDENTIAL

Re:	Proposed Second Step Stock Conversion — Advisory, Administrative and Marketing Services

Dear Mr. Sherringham:

Ryan Beck & Co., Inc. (“RBCO”) is pleased to submit this engagement letter setting forth the terms of the proposed engagement between RBCO and People’s Bank (the “Institution”) and People’s Mutual Holdings (the “MHC”) in connection with the proposed elimination of the MHC and sale of the portion of the common stock of the Institution currently held by the MHC (the “Second Step Stock Offering”.)

1.	BACKGROUND ON RYAN BECK

Ryan Beck & Co., Inc. was organized in 1946 and is one of the nation’s leading investment bankers for financial institutions. The firm is a registered broker-dealer with the Securities and Exchange Commission, a member of the National Association of Securities Dealers, Inc., Securities Industry Association and a member of the Securities Investor Protection Corporation. RBCO’s Financial Institutions Group is one of the nation’s largest such groups devoted solely to investment banking services for financial institutions.

2.	SECOND STEP STOCK OFFERING

The Institution is considering reorganization from partial to full public ownership, selling shares of common stock of the Institution held by the MHC the (“Common Stock”) in a subscription offering with any remaining shares sold in a syndicated offering or underwritten public offering (collectively the “Offering”.) The aggregate value of shares of Common Stock sold in the Offering will be calculated as the final independent appraisal times the majority ownership of the MHC. In connection therewith, the Institution’s Board of Directors would adopt a reorganization and stock issuance plan (the “Plan”). RBCO proposes to act as financial advisor to the Institution with respect to the reorganization and the

Mr. Philip R. Sherringham

People’s Bank

People’s Mutual Holdings

Offering and as selling agent with respect to the Offering. Specific terms of services shall be set forth in an agency agreement, in the case of the subscription offering and a syndicated offering or, if appropriate, a public underwriting agreement (together, the “Definitive Agreement”) between RBCO and the Institution. The Definitive Agreement will include customary representations and warranties, covenants, conditions, termination provisions and indemnification, contribution and limitation of liability provisions, all to be mutually agreed upon by RBCO and the Institution (and its successors).

3.	SERVICES TO BE PROVIDED BY RYAN BECK

RBCO provides and helps coordinate advisory, administrative and marketing services in connection with bank and thrift reorganizations and related stock offerings. Our existing team has worked together on numerous such transactions. Ryan Beck pioneered the second step offering process in the mid-1990’s.

a. Advisory Services - As your investment banker, RBCO will work with you and your counsel to evaluate financial, marketing and regulatory issues. Our working knowledge of the law and “lore” of bank regulators, securities regulators and NASD is essential. Our experience in handling large, complex offerings will be useful in organizing an effective process tailored to your offering.

Our specific advisory responsibilities include:

•	Advise with respect to business planning issues in preparation for a public offering;

•	Review and advise with respect to the stock issuance plan (e.g. sizes of benefit plan purchases; max purchase limits for investors);

•	Advise with respect to which trading venue the shares should trade on;

•	Review and provide input with respect to the business plan to be prepared in connection with the Offering;

•	Discuss the appraisal process and analyze the appraisal with the Board of Directors;

•	Participate in drafting the offering document and any stockholder proxy materials, corporator information statement and assist in obtaining all requisite regulatory approvals;

•	Develop a marketing plan for the Offerings;

•	RBCO does not offer data processing agent, printing, ESOP Trustee, transfer agent or stockholder proxy solicitation functions. Costs of such services will be borne by the Institution and are subject to agreements signed by the Institution and each service provider. RBCO will work with the Institution to provide specifications and assistance in selecting these and any other professionals that will perform these functions in connection with the offering and the stockholder proxy solicitation process;

•	Develop a layout for the Stock Information Center (the “Center”);

•	Provide a list of equipment, staff and supplies needed for the Center; and,

•	Draft marketing materials including press releases, letters, order form, advertisement, Q&A brochure and “road show” presentations.

b. Administrative Services and Stock Information Center Management - RBCO manages all aspects of the reorganization process. A successful reorganization and stock offering requires thorough planning and an enormous amount of attention to detail. Our efforts are meant to avoid mistakes, costly surprises and lost opportunities. We identify key logistics, define responsibilities and create timetables to help avoid confusion among the many members of the working group. An offering also requires accurate and timely record keeping and reporting. Furthermore, customers must be handled professionally and their questions must be answered accurately. Finally, increased regulatory scrutiny of the subscription process increases the focus on ensuring compliance with subscription procedures.

Mr. Philip R. Sherringham

People’s Bank

People’s Mutual Holdings

The Stock Information Center is the “command center” during a stock offering. RBCO staff’s experience in managing many thrift minority stock offerings and full conversion offerings will help them minimize the burden on your management and staff. They will train and supervise the staff that you assign to the Center to help record stock orders, answer customer inquiries and participate in other activities of the Center.

Our administrative services include the following:

•	Provide experienced on-site RBCO registered representatives to manage and supervise the Center. All substantive stock offering and customer inquiries will be handled by RBCO;

•	Prepare procedures for processing stock orders and for handling requests for material;

•	Educate the Institution’s directors, officers and employees about the reorganization and Offering, their roles and relevant securities laws;

•	Train branch managers and customer-contact employees on the proper response to stock purchase inquiries;

•	Coordinate functions with and between the data processing agent, printer, transfer agent, stock certificate printer and other professionals;

•	Design and implement procedures for handling IRA and Keogh orders;

•	Supervise Center staff in order processing;

•	Prepare daily sales reports for management, ensuring funds received balance to the reports;

•	Manage the pro-ration process in the event of subscription oversubscription;

•	Coordinate with Nasdaq and DTC to ensure a smooth closing and stock trading; and

•	Provide post-offering subscriber assistance.

c. Securities Marketing Services - RBCO uses various sales techniques including direct mail, advertising, telephone solicitation, and if necessary, assembling a selling group of broker-dealers for a syndicated offering. The sales approach for your stock offering will be tailored to fit your Institution’s specific needs.

Our specific marketing services include:

•	If applicable, assist management in developing a list of potential investors who are viewed as priority prospects;

•	The RBCO registered representatives at the Center will manage the sales function and, if applicable, will solicit orders from the eligible prospects described above;

•	Respond to questions related to information in the offering document and answer investment-related questions;

•	Continually advise management on sales progress, market conditions and customer/community responsiveness to the Offering;

•	In case of a best-efforts syndicated offering, co-manage the selling group as specified below. Alternatively, co-manage the underwriters participating in a “stand-by” firm commitment underwritten public offering. In either case, we will assume responsibility (along with any co-managers), for designing an appropriate “road show” and preparation of related materials. In addition, Ryan Beck will advise with respect to the unique operational and regulatory issues related to a second step offering and involvement of the broker-dealer community.

Mr. Philip R. Sherringham

People’s Bank

People’s Mutual Holdings

4.	COMPENSATION

For its services hereunder, the Institution will pay to RBCO the following compensation:

a.	A sales fee of one percent (1.00%) of the dollar amount received in exchange for the Common Stock sold in the Offering, other than those shares sold pursuant to subparagraph b. below. This fee shall not exceed $12 Million. No fee shall be payable pursuant to this subsection in connection with the sale of Common Stock to officers, directors, employees or immediate family of such persons (“Insiders”), the charitable foundation and employee benefit plans of the Institution or the Insiders.

b.	In the event that a syndicated offering is required, it is our understanding that Ryan Beck will serve as joint lead manager of the syndicated offering. A fee equal to one percent (1%) of the aggregate dollar amount received in exchange for the Common Stock sold in the syndicated offering shall be divided among the designated managers (the “Syndicate Management Fee”) . Ryan Beck will be entitled to not less than 15% of such Syndicate Management Fee. The Institution will also pay a “Syndicate Sales Fee” to the broker-dealers selling shares in the syndicated offering (including RBCO) of 3% of the aggregate dollar amount received in exchange for the Common Stock sold. RBCO will receive no less than 15% of the institutional “pot” and no less than 15% of the retail share allocation of shares to be sold in the syndicated offering. Retail allocations to RBCO and other broker-dealers in the syndicated offering will be made on the basis of demand taking into consideration issues generally applicable to syndicated offerings.

In either case, the Institution will determine which NASD member firms will participate in the syndicated/underwritten offerings and the extent of their participation. No sales of the Common Stock through the Selling Group or underwriters will commence without the prior approval of the Institution.

c.	If, pursuant to a resolicitation of subscribers undertaken by the Institution, RBCO is required to provide significant additional services, the parties shall mutually agree to the dollar amount of any additional compensation due.

The above compensation is to be paid to RBCO at the closing of the Offering.

If, after adoption of the Plan, (i) the Plan is abandoned or terminated by the Institution; (ii) the Offering is not consummated by December 31, 2007; (iii) RBCO terminates this relationship because there has been a material adverse change in the financial condition or operations of the Institution since September 30, 2006; or (iv) immediately prior to commencement of the Offering, RBCO terminates this relationship because in its opinion, which shall have been formed in good faith after reasonable determination and consideration of all relevant factors, there has been a failure to satisfactorily disclose all relevant information in the offering document or other disclosure documents or market conditions exist which might render the sale of the Common Stock inadvisable; RBCO shall not be entitled to the compensation set forth above, but in addition to reimbursement of its reasonable out-of-pocket expenses as set forth in paragraph 7 below, shall be entitled to payment of $200,000 for its reorganization and advisory services.

Mr. Philip R. Sherringham

People’s Bank

People’s Mutual Holdings

5.	MARKET MAKING

RBCO agrees to use its best efforts to maintain a market after the Offering and to solicit other broker-dealers to make a market in the Common Stock at the conclusion of the Offering.

6.	DOCUMENTS

The Institution and its counsel will complete, file with the appropriate regulatory authorities and, as appropriate, amend from time to time, the information to be contained in the Institution’s applications to banking and securities regulators and any related exhibits thereto. In this regard, the Institution and its counsel will prepare an offering document and any other necessary disclosure documents relating to the offering of the Common Stock in conformance with applicable rules and regulations. As the Institution’s financial advisor, RBCO will, in conjunction with its counsel, conduct an examination of the relevant documents and records of the Institution and will make such other reasonable investigations as deemed necessary and appropriate under the circumstances. The Institution agrees to make all documents, records and other information deemed necessary by RBCO, or its counsel, available to them upon reasonable notice. RBCO’s counsel will prepare, subject to the approval of Institution’s counsel, the Definitive Agreement. RBCO’s counsel will be selected by RBCO, subject to the approval of the Institution.

7.	EXPENSES AND REIMBURSEMENT

The Institution will bear all of its expenses in connection with the reorganization and the Offering of Common Stock, which shall be limited to: appraisal and business plan preparation; the Institution’s attorney fees in excess of an amount to be determined by mutual agreement between the Institution and Morgan Stanley & Co. Incorporated; NASD filing fees; “blue sky” legal fees and state filing fees; services of the data processing agent, transfer agent, financial and stock certificate printers, auditors and accountants; advertising; postage; and all costs of operating the Stock Information Center, including hiring temporary personnel, if necessary. In the event RBCO incurs such expenses on behalf of the Institution, the Institution shall reimburse RBCO for such reasonable fees and expenses regardless of whether the Reorganization is successfully completed. RBCO will not incur any single expense of more than $1,000, pursuant to this paragraph without the prior approval of the Institution.

The Institution also agrees to reimburse RBCO for its reasonable out-of-pocket expenses, excluding legal fees and expenses, incurred by RBCO in connection with the services contemplated hereunder. In the event of a publicly underwritten offering, expense reimbursement terms will be documented in the underwriting agreement. Not later than two days before closing, RBCO will provide the Institution with a detailed accounting of all reimbursable expenses of RBCO to be paid at closing.

Mr. Philip R. Sherringham

People’s Bank

People’s Mutual Holdings

8.	BLUE SKY

To the extent required by applicable state law, RBCO and the Institution must obtain or confirm exemptions, qualifications or registration of the Common Stock under applicable state securities laws and NASD policies. The cost of such legal work and related state filing fees will be paid by the Institution to the law firm furnishing such legal work. The Institution will instruct the counsel performing such services to prepare a Blue Sky memorandum related to the Offering including RBCO’s participation therein and shall furnish RBCO a copy thereof, regarding which such counsel shall state RBCO may rely.

9.	INDEMNIFICATION

The Definitive Agreement will provide for indemnification of the type usually found in underwriting agreements as to certain liabilities, including liabilities under the Securities Act of 1933. The Institution also agrees to defend, indemnify and hold harmless RBCO and its officers, directors, employees and agents against all claims, losses, actions, judgments, damages or expenses, including but not limited to reasonable attorney fees, arising solely out of the engagement described herein, except that such indemnification shall not apply to RBCO’s own bad faith, willful misconduct or gross negligence.

10.	CONFIDENTIALITY

The Institution and RBCO agree to execute a Confidentiality Agreement in the form attached heret as Exhibit A.

11.	NASD MATTERS

RBCO has an obligation to file certain documents and to make certain representations to the National Association of Security Dealers (“NASD”) in connection with the Offering. The Institution agrees to cooperate with RBCO and provide such information as may be necessary for RBCO to comply with all NASD requirements applicable to its participation in the Offering. RBCO is and will remain through completion of the Offering a member in a good standing of the NASD and will comply with all applicable NASD requirements.

12.	OBLIGATIONS

Except as set forth below, this engagement letter is merely a statement of intent. While RBCO and the Institution agree in principle to the contents hereof and propose to proceed promptly and in good faith to work out the arrangements with respect to the Offering, any legal obligations between RBCO and the Institution shall be only: (i) those set forth herein in paragraphs 2, 3 and 4 regarding services and payments; (ii) those set forth in paragraph 7 regarding reimbursement for certain expenses; (iii) those set forth in paragraph 10 regarding indemnification; (iv) those set forth in paragraph 11 regarding confidentiality; and (v) as set forth in a duly negotiated and executed Definitive Agreement.

Mr. Philip R. Sherringham

People’s Bank

People’s Mutual Holdings

The obligation of RBCO to enter into the Definitive Agreement shall be subject to there being, in RBCO’s opinion, which shall have been formed in good faith after reasonable determination and consideration of all relevant factors: (i) no material adverse change in the condition or operation of the Institution; (ii) satisfactory disclosure of all relevant information in the disclosure documents and a determination that the sale of stock is reasonable given such disclosures; (iii) no market conditions which might render the sale of the shares by the Institution hereby contemplated inadvisable; and (iv) agreement that the price established by the independent appraiser is reasonable in the then-prevailing market conditions.

13.	INDEPENDENT CONTRACTOR; NO FIDUCIARY DUTY

The Institution acknowledges and agrees that it is a sophisticated business enterprise and that RBCO has been retained pursuant to this engagement letter to act as financial advisor to the Institution solely with respect to the matters set forth herein. In such capacity, RBCO will act as an independent contractor, and any duties of RBCO arising out of this engagement pursuant to this letter shall be contractual in nature and shall be owed solely to the Institution. Each party disclaims any intention to impose any fiduciary duty on the other.

14.	GOVERNING LAW

This engagement letter shall be governed by and construed in accordance with the laws of the State of New York applicable to contracts executed and to be wholly performed therein without giving effects to its conflicts of laws principles or rules.

15.	WAIVER OF TRIAL BY JURY

BOTH RBCO AND THE INSTITUTION WAIVE ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING, CLAIM OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) RELATED TO OR ARISING OUT OF THIS AGREEMENT.

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Mr. Philip R. Sherringham

People’s Bank

People’s Mutual Holdings

Please acknowledge your agreement to the foregoing by signing in the place provided below and returning one copy of this letter to our office. We look forward to working with you.

RYAN BECK & CO., INC.

BY:	/s/ Mark B. Cohen
Mark B. Cohen
Managing Director

Accepted and Agreed to This 15th Day of September, 2006

BY:	/s/ Philip R. Sherringham
Philip R. Sherringham
Executive Vice President & Chief Financial Officer
People’s Bank

CC: V. Gerard Comizio, Thacher Proffitt & Wood